Appendix 4D – Half Year Report

Exhibit 99.2
Results for Announcement to the Market
James Hardie Industries plc
ARBN 097 829 895

Appendix 4D - Half Year Ended 30 September 2024
Key Information (US$ Millions, except per share data)	Half Year FY 2025	Half Year FY 2024	Movement
Net Sales From Ordinary Activities	1,952.7	1,953.1	Flat	—%
Profit From Ordinary Activities After Tax Attributable to Shareholders	238.7	309.5	Down	(23)%
Net Profit Attributable to Shareholders	238.7	309.5	Down	(23)%
Net Tangible Assets per Ordinary Share	US$3.78	US$3.31	Up	14%

Dividend Information
The Company does not propose to pay a dividend and no dividends were declared or paid for the current reporting period.
Movements in Controlled Entities
There were no movements in controlled entities during the half year ended 30 September 2024.

Associates and Joint Venture Entities
Aplicaciones Minerales S.A. (28%)
The following was sold: FELS Recycling GmbH (1 July 2024).
Other
The Condensed Consolidated Financial Statements, upon which this report is based, have been prepared using US GAAP and reviewed by Ernst & Young.
This information should be read in conjunction with the Company's 2024 Annual Report. This report can be found on the company website at https://ir.jameshardie.com.au/financial-information/financial-results.
This announcement has been authorized for release by the Board of Directors of James Hardie Industries plc.

Appendix 4D: James Hardie - Half Year Ended 30 September 2024	1